Exhibit 3.2

Mohegan Tribe of Indians of Connecticut
Ballot for Amendment to Article V of the Mohegan Constitution

Instructions:
—	Use a blue or black ink pen or a #2 pencil
—	Completely fill in the bubble below the selection you wish to vote for
—	Completely erase mistakes
—	You must select one of the choices or ballot will be voided
—	For further assistance contact a member of the Election Committee

Do not fold this ballot form!!!

Current Wording of Article V. Section 1

ARTICLE V—MEMBERSHIP

Section 1.    The membership of the Mohegan Tribe/Mohegan Nation shall consist of the following persons:

(a) All living persons whose name or ancestor’s name appears on the tribal roll, as of federal recognition by the United States of America on May 15, 1994.

(b) All persons who become enrolled with The Tribe, pursuant to compliance with The Tribal Membership/Enrollment Ordinance, by June 30, 1996.

(c) All descendants of persons who are currently enrolled with The Tribe, and all descendants of persons who become enrolled with The Tribe pursuant to Article V, Section 1(b).

Proposed Wording of Article V, Section 1

ARTICLE V—MEMBERSHIP

Section 1. The membership of the Mohegan Tribe/Mohegan Nation shall consist of the following persons:

(a) All persons enrolled with the Mohegan Tribe as of May 11, 2002, as listed on the May 11, 2002 Mohegan Tribal Roll, as certified by the Council of Elders.

(b) All persons born on or after May 11, 2001, who are lineal descendants of those persons listed on the May 11, 2002 Mohegan Tribal Roll.

Do you agree to amend Article V, Section 1 of the Mohegan Constitution as stated above?

YES	NO

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